Kite Realty Group Trust

30 S. Meridian Street, Suite 1100

Indianapolis, IN, 46204

September 13, 2021

VIA EDGAR

David Link

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kite Realty Group Trust
Registration Statement on Form S-4 (File No. 333-259015)
Request for Acceleration of Effective Date

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kite Realty Group Trust (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 9:00 a.m., Eastern Time, on September 14, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Tiffany P. Posil of Hogan Lovells US LLP at (202) 637-3663.

[Signature page follows]

Sincerely,

KITE REALTY GROUP TRUST

/s/ Heath R. Fear
By:	Heath R. Fear
Title:	Executive Vice President and
Chief Financial Officer